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                             April 8, 2021

       Gregory H. Eiford
       Chief Executive Officer
       TC Bancshares, Inc.
       131 South Dawson Street
       Thomasville, GA 31792

                                                        Re: TC Bancshares, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 12,
2021
                                                            File No. 333-254212

       Dear Mr. Eiford:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise the table on your prospectus cover page to disclose in the footnotes to the table that Performance
Trust Partners, LLC is receiving a selling agent fee of 1.25% of the aggregate dollar amount
of all shares of common stock sold in the subscription and
                                                        community offerings and
that Performance Trust Partners, LLC is receiving a fee of 5.5%
                                                        of the aggregate dollar
amount of common stock sold in the syndicated offering.
       Summary
       How We Determined the Offering Range and the $10.00 Price Per Share, page vi

   2.                                                   Please briefly
summarize the primary differences between the registrant and the peer group used by the
appraiser and disclose the downward adjustment discussed on page 77
 Gregory H. Eiford
TC Bancshares, Inc.
April 8, 2021
Page 2
         of the appraisal report filed as Exhibit 99.3 to your registration statement.
Notes to Financial Statements, page F-9

3. Please revise your future filings to provide segment information and segment disclosures required by ASC 280-10-50.
4. Please revise your future filings to include a subsequent events footnote with all information required by ASC 855-10-50.
General

5. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Klein at 202-551-3847 or Hugh West, Accounting Branch
Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal
Branch Chief, at 202-551-3469 with any other questions.



FirstName LastNameGregory H. Eiford                             Sincerely,
Comapany NameTC Bancshares, Inc.
                                                                Division of
Corporation Finance
April 8, 2021 Page 2                                            Office of
Finance
FirstName LastName